EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies
(Unaudited)

	Nine Months Ended September 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$779	$973
Undistributed equity earnings	24	(39)

Total earnings	803	934

Income taxes	455	575

Fixed charges:
Interest expense including amortization of debt discount	374	412
Portion of rentals representing an interest factor	117	32

Total fixed charges	491	444

Earnings available for fixed charges	$1,749	$1,953

Ratio of earnings to fixed charges	3.6	4.4